UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended November 30, 1999
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from                       to
                               ---------------------    ---------------------

Commission file number 33-4663
                       -------



           THE HUGHES NON-BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN

             THE HUGHES BARGAINING EMPLOYEES THRIFT AND SAVINGS PLAN



                         Hughes Electronics Corporation
                             200 N. Sepulveda Blvd.
                        El Segundo, California 90245-0956
                       ----------------------------------
                     (Full titles and address of the plans)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                        the plans and the address of its
                          principal executive offices)


Registrant's telephone number, including area code (313) 556-5000

          Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                                Peter R. Bible
                                                Chief Accounting Officer
                                                General Motors Corporation
                                                300 Renaissance Center
                                                Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
---------------------------------


(a)   FINANCIAL STATEMENTS
      --------------------

      The   Hughes   Non-Bargaining    Employees   Thrift   and   Savings   Plan
("Non-Bargaining Plan") and the Hughes Bargaining Employees Thrift and Savings Plan ("Bargaining Plan").

                                                                  Page No.
                                                                  --------

      Independent Auditors' Report...............................     5

      Financial Statements:
      --------------------

      Statements of Net Assets Available for Benefits by Plan as of
        November 30, 1999 and 1998................................    6

      Statements of Changes in Net Assets Available for Benefits
        by Plan for the years ended November 30, 1999 and 1998.....   8

      Notes to Financial Statements................................  10


      Supplemental Schedules Omitted
      ------------------------------

      Supplemental schedules are omitted because of the absence of conditions under which they are required.

(b)   EXHIBIT
      -------

      Exhibit 23 - Consent of Independent Auditors.................  19

                                    SIGNATURE

      The Non-Bargaining Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Non-Bargaining Employees Thrift and Savings
Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Non-Bargaining Employees
                                                 Thrift and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 30, 2000                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

      The Bargaining Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Hughes Bargaining Employees Thrift and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               Hughes Bargaining Employees
                                                 Thrift and Savings Plan
                                               --------------------------
                                                     (Name of Plan)


Date:  May 30, 2000                  By


                                               /s/Sandra L. Harrison
                                               -----------------------
                                                  (Sandra L. Harrison,
                                               Chairman, Administrative
                                                      Committee)

INDEPENDENT AUDITORS' REPORT
----------------------------

Hughes Bargaining and Non-Bargaining Employees' Thrift and Savings Plans:

We have audited the accompanying statements of net assets available for benefits by plan of the Hughes Non-Bargaining Employees' Thrift and Savings Plan, and the Hughes Bargaining Employees' Thrift and Savings Plan (collectively, the "Plans") as of November 30, 1999 and 1998 and the related statements of changes in net assets available for benefits by plan for the years then ended. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plans at November 30, 1999 and 1998 and the changes in their net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.




/s/DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP


Los Angeles, California
May 18, 2000

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN

NOVEMBER 30, 1999

                              NON-BARGAINING       BARGAINING      TOTAL
                              --------------       ----------      -----
                                           (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER
 TRUST (Notes 2 and 6)          $3,564,957          $182,065    $3,747,022

  CONTRIBUTIONS
  RECEIVABLE:
    Employee                           872               102           974
    Employer                           416                46           462
                                 ---------        ----------     ---------
      Total contributions
        Receivable                   1,288               148         1,436
                                 ---------        ----------     ---------
  NET ASSETS AVAILABLE
    FOR BENEFITS                $3,566,245          $182,213    $3,748,458
                                ==========        ==========     =========

See notes to financial statements.

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


NOVEMBER 30, 1998

                              NON-BARGAINING       BARGAINING      TOTAL
                              --------------       ----------      -----
                                         (Dollars in Thousands)

INVESTMENT IN HUGHES MASTER
 TRUST (Notes 2 and 6)          $3,092,354          $159,998    $3,252,352

  CONTRIBUTIONS
  RECEIVABLE:
    Employee                         1,199                93         1,292
    Employer                           516                70           586
                                 ---------        ----------     ---------
      Total contributions
        Receivable                   1,715               163         1,878
                                 ---------        ----------     ---------

  NET ASSETS AVAILABLE
    FOR BENEFITS                $3,094,069          $160,161    $3,254,230
                                ==========        ==========     =========

See notes to financial statements.




                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


FOR THE YEAR ENDED NOVEMBER 30, 1999

                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND        NON-
                         SALARIED     HOURLY   BARGAINING  SAVINGS   BARGAINING  BARGAINING    TOTAL
                        ----------  ---------- ----------  -------   ----------  ----------  ---------
                                                  (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income
    from Hughes Master
    Trust (Note 6)               -           -          -        -    $808,674     $42,477    $851,151
                          --------   ---------  ---------  -------   ---------   ---------   ---------
OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions         -           -          -        -      79,651       6,768      86,419
  Employer contributions         -           -          -        -      30,315       2,737      33,052
  Benefit payments               -           -          -        -    (453,928)    (22,466)   (476,394)
  Plan Transfer                  -           -          -        -       7,464      (7,464)          -
                        ----------    --------   --------  -------   ---------    --------    --------
  Net decrease
    in other activities          -           -          -        -    (336,498)    (20,425)   (356,923)
                        ----------    --------   --------  -------   ---------    --------    --------
INCREASE IN
  NET ASSETS AVAILABLE
  FOR BENEFITS                   -           -          -        -     472,176      22,052     494,228

 NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR              -           -          -        -   3,094,069     160,161   3,254,230
                        ----------    --------   --------  -------   ---------    --------   ---------

  END OF THE YEAR                -           -          -       -   $3,566,245    $182,213  $3,748,458
                        ==========    ========   ========  =======   =========    ========   =========



See notes to financial statements.





                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY PLAN


FOR THE YEAR ENDED NOVEMBER 30, 1998

                                                           THRIFT
                                    CALIFORNIA   TUCSON      AND        NON-
                         SALARIED     HOURLY   BARGAINING  SAVINGS   BARGAINING  BARGAINING    TOTAL
                        ----------  ---------- ----------  -------   ----------  ----------  ---------
                                                   (Dollars in Thousands)
INVESTMENT ACTIVITIES:
  Net investment income (loss)
    from Hughes Master
    Trust (Note 6)        $589,401     $23,026     $6,099   $4,506     $(5,671)    $(1,753)   $615,608
                          --------   ---------  ---------  -------   ---------   ---------   ---------
OTHER ACTIVITIES INCREASE
(DECREASE):
  Employee contributions    40,145       3,063        176      202      32,910       3,321      79,817
  Employer contributions    17,468       1,396         90       79      12,041       1,005      32,079
  Benefit payments      (2,377,736)    (79,274)   (59,582) (17,019)   (121,687)     (2,030) (2,657,328)
  Plan Transfer         (3,154,669)   (143,545)   (17,529) (20,351)  3,176,476     159,618           -
                        ----------    --------   --------  -------   ---------    --------    --------
  Net increase (decrease)
    in other activities (5,474,792)   (218,360)   (76,845) (37,089)  3,099,740     161,914  (2,545,432)
                        ----------    --------   --------  -------   ---------    --------    --------
INCREASE(DECREASE)IN
  NET ASSETS AVAILABLE
  FOR BENEFITS          (4,885,391)   (195,334)   (70,746) (32,583)  3,094,069     160,161  (1,929,824)

 NET ASSETS AVAILABLE
  FOR BENEFITS,
  BEGINNING OF YEAR      4,885,391     195,334     70,746   32,583                           5,184,054
                        ----------    --------   --------  -------   ---------    --------   ---------

  END OF THE YEAR      $         -   $       -   $      -  $    -   $3,094,069    $160,161  $3,254,230
                        ==========    ========   ========  =======   =========    ========   =========

See notes to financial statements.


                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998

NOTE 1.  PLAN DESCRIPTION AND RELATED INFORMATION

The following description of the Hughes Bargaining and Non-Bargaining Employees' Thrift and Savings Plans provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Description of the Plans - As of November 30, 1997 the financial statements comprised the accounts of the Hughes Salaried Employees' Thrift and Savings Plan (the "Salaried Plan"), the Hughes California Hourly Employees' Thrift and
Savings Plan (the "California Hourly Plan"), the Hughes Tucson Bargaining Employees' Thrift and Savings Plan (the "Tucson Bargaining Plan"), and the Hughes Thrift and Savings Plan (the "Thrift and Savings Plan"). During the year ended November 30, 1998, an amendment to and comprehensive restatement of the California Hourly Plan was executed which created the Hughes Bargaining Employees Thrift and Savings Plan (the "Bargaining Plan"). On June 1, 1998, the Tucson Bargaining Plan was merged into the Bargaining Plan. There was also an amendment to and comprehensive restatement of the Salaried Plan which created the Hughes Non-Bargaining Employees Thrift and Savings Plan (the "Non-Bargaining Plan"). On June 1, 1998 the Thrift and Savings Plan was merged into the Non-Bargaining Plan. Therefore, at November 30, 1999 and 1998, the financial statements comprise the accounts of the Bargaining Plan and the Non-Bargaining Plan (collectively, the "Plans"). The Bargaining Plan and the Non-Bargaining Plan were restated on November 18, 1999 and November 15, 1999, respectively, to incorporate the various amendments throughout the years, including amendments during the current plan year (see Note 8), and to conform with current regulations as required. The Plans are subject to the provision of the Employee Retirement Income Security Act ("ERISA").

Plan Administration - The Plans are administered by an Administrative Committee whose members are appointed by Hughes Electronics Corporation (the "Company" or "Hughes"), a wholly owned subsidiary of General Motors Corporation ("GM"). The trustee of the Plans is Bankers Trust Company ("Bankers Trust"). Additional Plan information is provided to the participants by the Company in the form of Summary Annual Reports. The Plans' expenses are paid by the plan participants, as provided by the Plan documents.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Basis of Accounting - The financial statements of the Plans are prepared on the accrual basis of accounting.

Investments - The Plans participate in the Hughes Electronics Corporation Savings Plan Master Trust (the "Master Trust"). The Plans' investments in the Master Trust are presented at estimated fair value, which has been determined based on the fair value of the investments of the Master Trust.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Income Taxes - The Internal Revenue Service has ruled that the Plans are qualified under Section 401 of the Internal Revenue Code (the "Code") and are, therefore, not subject to Federal income taxes under present income tax laws. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements. Contributions by participants made on a "pre-tax" basis, the Company's matching contributions, and the earnings thereon are not subject to Federal income taxes to the participants until distributed from the Plans.

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

NOTE 3.  PLAN PARTICIPATION

All employees of the Company and its domestic subsidiaries that have adopted the respective Plans are eligible to participate in the Plans after 90 days of continuous employment. The Plans provide that eligible employees electing to become participants may contribute amounts within specified ranges through payroll deductions. The participants may direct these contributions to any of the 27 investment funds included in the Master Trust described in Note 6.

The Company contributes to the Class H Common Stock Fund an amount equal to 100 percent of the individual employee's contribution up to 4 percent of the employee's compensation, subject to certain limitations.

Participants in the Non-Bargaining Plan and Bargaining Plan are vested in the Company's contributions after two full plan years after the plan year in which contributions are made to their accounts. Participants become fully vested after five years of service. Forfeited Company contributions are used to reduce future Company contributions to the Plans. Forfeitures used to reduce Company contributions during the years ended November 30, 1999 and 1998 were $19,809 and $460,821, respectively. Forfeitures available at the years ended November 30, 1999 and 1998 were $652,041 and $252,442, respectively.

The Company reserves the right to terminate the Plans at any time. Upon such termination, the participants' rights to the Company's contributions vest immediately, and the account balances are to be fully paid to the participants.

NOTE 4.  PARTICIPANT LOANS

Each Plan allows participants to borrow from their vested account balances, subject to certain limitations. The loans bear interest at 1 percent over the Prime Rate as published in the Eastern edition of The Wall Street Journal (which is fixed at the inception of the loan), and maturities may not exceed four years.

The loans are deducted from the participants' vested account balances using a source hierarchy. The funds are withdrawn from sources in the following order: old after-tax employee contributions, new after-tax employee contributions, pre-tax employee contributions, rollover contributions, company match unrestricted, and company match restricted. Funds are withdrawn pro-rata from the funds for each source. Loan repayments are reinvested in the inverse order of the sources that the loan was redeemed from and into the funds based on current investment mixes.

NOTE 5.  BENEFITS TO WITHDRAWING PARTICIPANTS

Net assets available for benefits include the following amounts which will be paid to participants who are withdrawing from the Plans:

  Plan                                          1999          1998
------------------                           -------       -------
                                            (Dollars in Thousands)

Non-Bargaining                                $5,742        $2,385
Bargaining                                       305           150
                                               -----         -----
  Total                                       $6,047        $2,535
                                               =====         =====








                                     - 11 -
                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

NOTE 6.  INFORMATION CONCERNING THE MASTER TRUST

The Master Trust was created pursuant to a trust agreement between Hughes and Bankers Trust, as trustee of the funds, to permit the commingling of trust assets of the Plans and certain other employee benefit plans of the Company for investment and administrative purposes. Each participating employee benefit plan has an interest in the net assets of the Master Trust and changes therein. The assets of the trust are held by Bankers Trust.

Investments of the Master Trust are managed by independent investment advisors, with the exception of one account in the Hughes Fixed Income Fund managed directly by a subsidiary of the Company which also performs certain other duties in relation to the oversight of the investments of the plans (with asset values at November 30, 1999 and 1998 of approximately $533,292,000 and $515,689,000, respectively). Investment management fees paid by the Plans to the subsidiary for the account it manages were as follows:

  Plan                                          1999          1998
----------------------------------              ----          ----
                                             (Dollars in Thousands)

Non-Bargaining                                  $385          $397
Bargaining                                        20            25
                                                ----          ----
  Total investment management fees              $405          $422
                                                ====          ====

The Master Trust is composed of 28 funds: the Hughes Equity Fund- invests primarily in equity securities; the Hughes Fixed Income Fund- invests in certificates of deposit, short-term corporate debt and government securities, and contracts with insurance companies providing a guarantee of principal (backed by assets of the insurance company) and a specified rate of interest; the Hughes Balanced Fund- invests primarily in Equity and Debt Index Funds managed by Mellon Capital; the GM Class H Common Stock Fund- invests in or holds shares of GM Class H Common Stock; the Raytheon Class A Common Stock Fund-invests in or holds shares of Raytheon Class A Common Stock; the Fidelity Fund-invests in equity securities; the Fidelity Puritan Fund- invests in high yielding equity and debt securities; the Fidelity Contrafund- invests in securities of companies experiencing positive fundamental change such as new management team or product launch; the Fidelity Equity Income Fund- invests at least 65 percent of total assets in income-producing equity securities; the Fidelity Growth Company Fund- invests primarily in common stock of companies; the Fidelity Intermediate Bond Fund- invests in investment-grade debt securities while maintaining an average maturity of 3 to 10 years; the Fidelity OTC
Portfolio Fund- invests mainly in equity securities traded on the over-the-counter market; the Fidelity Overseas Fund- invests primarily in common stocks from issuers outside the U.S.; the Fidelity Blue Chip Fund- invests mainly in common stock of well-known and established companies; the Fidelity Disciplined Equity Fund- invests at least 65 percent of fund's total assets in common stocks of domestic or foreign issuers; the Fidelity Low Priced Stock Fund- invests mainly in low-priced common stocks ($35 or less at time of purchase); the Fidelity Worldwide Fund- invests primarily in common stocks of foreign issuers selected using computer-aided, quantitative analysis supported by fundamental analysis; the Fidelity Diversified International Fund- invests primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index; the Fidelity Dividend Growth Fund- invests in equity securities of companies that have the potential to increase their current dividends; the Fidelity Mid-Cap Stock Fund- invests in equity securities of companies with medium market capitalizations; the Fidelity Freedom Income Fund - invests in a combination of Fidelity funds; the Fidelity Freedom 2000 Fund - invests in a combination of Fidelity equity,

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

fixed-income and money market funds targeted to investors expected to retire around 2000; the Fidelity Freedom 2010 Fund- invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2010; the Fidelity Freedom 2020 Fund- invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2020; the Fidelity Freedom 2030 Fund-invests in a combination of Fidelity equity, fixed-income and money market funds targeted to investors expected to retire around 2030; the Fidelity US Bond Index Fund- invests in a mix of securities designed to match the aggregate Bond Index's performance; the Fidelity Equity Index Fund- invests primarily in common stocks of the 500 companies that make up the S&P 500; and the Loan Fund, representing outstanding loans from employees who are participants in the Plans. Each Plan's share in the Master Trust's net assets is based upon the participant units and fund values (described below) of the participants in the Plan. The investment return of the Master Trust is allocated to the participating Plans based on the relative proportion of each Plan's net assets available for benefits in each fund.

Participants may elect to have their contributions invested in proportionate shares of each such fund. The assets of the Trust are held by Bankers Trust.

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

The following schedules summarize the net assets and net investment income of the Master Trust.

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1999
                                    TOTAL
                                    ------
                              (Dollars in thousands)
INVESTMENTS:
  Short-term
   investment funds               $144,042
  Certificates of
   deposit                          64,949
  Short-term US
   Govt. obligations                     -
  Long-term US
   Govt. obligations                     -
  Short-term corporate
   obligations                     441,077
  Long-term corporate
   obligations                           -
  Common stock                   1,115,855
  Common stocks-GM
   Class H                         682,500
  Pooled investments               390,997
  Preferred stock                    3,374
  Insurance contracts               32,409
  Mutual funds                     417,785
  Participant loans                 42,480
  Other                            389,978
                                 ---------
  Total investments              3,725,446
  Dividends and interest
   receivable                       11,186
  Receivable for
   securities sold                   9,370
  Payable for securities
   purchased                        (1,234)
  Contributions
   receivables                       1,436
  Other                              2,254
                                   -------
NET ASSETS OF THE
  MASTER TRUST                  $3,748,458
                                 =========

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

a) NET ASSETS OF THE MASTER TRUST

NOVEMBER 30, 1998
                                    TOTAL
                                    ------
                              (Dollars in thousands)
INVESTMENTS:
  Short-term
   investment funds               $145,221
  Certificates of
   deposit                         124,922
  Short-term US
   Govt. obligations                     -
  Long-term US
   Govt. obligations                     -
  Short-term corporate
   obligations                     317,717
  Long-term corporate
   obligations                           -
  Common stock                     982,419
  Common stocks-GM
   Class H                         354,474
  Pooled investments               554,738
  Preferred stock                    4,798
  Insurance contracts               75,104
  Mutual funds                     172,236
  Participant loans                 45,922
  Other                            463,183
                                 ---------
  Total investments              3,240,734
  Dividends and interest
   receivable                        8,981
  Receivable for
   securities sold                   8,054
  Payable for securities
   purchased                        (3,928)
  Contributions
   receivables                       1,878
  Other                             (1,489)
                                   -------
NET ASSETS OF THE
  MASTER TRUST                  $3,254,230
                                 =========

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

b) MASTER TRUST NET INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1999

                                     TOTAL
                                    --------
                              (Dollars in Thousands)
INVESTMENT INCOME AND
EXPENSES:
  Net appreciation in fair
    value of investments
    Hughes Equity Fund              $375,178
    Hughes Fixed Income Fund          (2,645)
    GM Class H Common Stock Fund     398,738
    Hughes Balanced Fund              14,245
    Raytheon Class A
      Common Stock Fund              (62,846)
    Fidelity Combined Funds           36,428
                                     -------
      Net appreciation in fair
         value of investments        759,098

  Dividends                           31,289
  Interest and other
    income                            66,394
  Investment management
    and trustee fees                  (5,630)
                                     -------
NET INVESTMENT INCOME               $851,151
                                     =======

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Continued

b) ) MASTER TRUST NET INVESTMENT INCOME

FOR THE YEAR ENDED NOVEMBER 30, 1998

                                     TOTAL
                                    --------
                              (Dollars in Thousands)
INVESTMENT INCOME AND
EXPENSES:
  Net appreciation in fair
    value of investments
    Hughes Equity Fund              $334,129
    Hughes Fixed Income Fund          16,876
    GM Class H Common Stock Fund     107,652
    Hughes Balanced Fund              87,428
    Raytheon Class A
      Common Stock Fund              (11,283)
    Fidelity Combined Funds            1,594
                                     -------
      Net appreciation in fair
         value of investments        536,396

  Dividends                           21,070
  Interest and other
    income                            62,913
  Investment management
    and trustee fees                  (4,771)
                                     -------
NET INVESTMENT INCOME               $615,608
                                     =======

                      HUGHES BARGAINING AND NON-BARGAINING
                       EMPLOYEES' THRIFT AND SAVINGS PLANS
                          NOTES TO FINANCIAL STATEMENTS
           FOR THE YEARS ENDED NOVEMBER 30, 1999 AND 1998 - Concluded

Note 7.  Spin-off

On December 17, 1997, General Motors completed the restructuring of its Hughes Electronics subsidiary, including the spin-off and merger of its defense unit with the Raytheon Company. As part of the restructuring, the Plan participants' GM Class H common stock was converted to two new classes of stock, new GM Class H and Raytheon Class A.

The defense unit Plan participants were given the opportunity to elect a voluntary transfer to another qualified defined contribution plan maintained by the Raytheon Company, ending with the valuation date of the fifth full month following the spin-off merger.


Note 8.  Plan Amendments

The Plans were amended to include the following changes:

   Provide for immediate eligibility for former employees of United States Satellite Broadcasting Company, Inc. (effective May 20, 1999), employees of Primestar, Inc. (effective July 24, 1999), and employees of the Boise, Idaho Call Center (effective June 1, 1999).

   Effective July 1, 1999, divested employees impacted by the "same desk rule" were allowed access to loans and in-service withdrawals.

   Effective July 1, 1999, all after-tax contributions and all legally permitted vested company matching contributions were made available for partial withdrawal.

   Effective July 1, 1999, the Plan Administrator may determine to provide for the payment of benefits from a participant's account, without the need of the participant's election, if the vested portion of the account does not exceed $5,000. Such amount shall be determined by the Plan Administrator at its discretion.

   Effective December 1, 1999, automatic enrollment for newly hired employees is required, unless a negative election is made, and employees are eligible for the Plan as soon as administratively feasible following one hour of service.

   Effective December 1, 1999, the maximum allowable contribution was changed from 12 percent to 15 percent for non-highly compensated participants.

   Effective December 1, 1999, terminated employees were permitted access to loans, partial withdrawals and age 59 1/2 withdrawals.

   Effective January 1, 2000 participants who reach age 70 1/2 and remain in-service shall not be required to begin receiving annual minimum required distributions while they remain in-service.

   Effective January 1, 2000, a processing fee of $20 (or such other amount as may be set by the Plan Administrator) will be charged to the participant's account for each voluntary withdrawal requested that would otherwise be charged to the Plans.